Exhibit 99.1

Turbo Energy Appoints Mariano Soria as CEO of the Company with Enrique Selva to Remain as a Chairman of the Board

VALENCIA, SPAIN, Dec. 22, 2023 (GLOBE NEWSWIRE) -- Turbo Energy, S.A. (NASDAQ: TURB) (“Turbo Energy” or the “Company”), a Valencia-based company specializing in photovoltaic energy storage solutions, today announced a transition in the management structure of the Company, resulting from the governance policies of the holding company, Umbrella Solar Investment (USI) a public company on BME Growth market in Spain.

Given the responsibilities of Enrique as CEO of USI, and the considerable growth and development the organization has experienced require a necessary transition from his role as CEO of Turbo Energy to Chairman of the Board.

Mariano Soria, a professional with more than 20 years of experience as CEO of companies across various sectors, who has been acting as Managing Director of Turbo Energy for the last year, will today assume the role of CEO of the Company with the main objective of leading and completing the team with the talent required to lead the Company through the development and fulfillment of its business plan.

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The Company develops innovative solutions that allow end users to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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